Exhibit 4

TONTINE ASSET ASSOCIATES, L.L.C.

55 Railroad Avenue, Greenwich, CT 06830, (203) 769-2000

FAX:  (203) 769-2010

February 28, 2011

Patrick Industries, Inc.

107 W. Franklin St.

P.O. Box 638

Elkhart, Indiana, 46515-0638

Ladies and Gentlemen:

This preliminary, non-binding letter of intent (this “Letter of Intent”) sets forth the mutual understanding and intent of Tontine Capital Overseas Master Fund II, LP or its affiliates (“Tontine”) and Patrick Industries, Inc. (the “Company”), concerning the proposed acquisition by Tontine of up to $8.0 million of Secured Senior Subordinated Notes (the “Secured Senior Subordinated Notes”) from the Company in connection with the Company’s refinancing of its senior credit facility.  The Company and Tontine are entering into this Letter of Intent pursuant to Section 5.13(b) of the Credit Agreement dated as of May 18, 2007, as amended, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

The Company and Tontine anticipate that the Secured Senior Subordinated Notes would be issued pursuant to a definitive Loan and Security Agreement and additional related agreements among Tontine and the Company (the “Definitive Documents”), which would contain such representations, warranties, covenants, conditions and indemnities as are customary in a transaction of this nature as mutually agreed to by the parties, including terms substantially consistent with those set forth in the term sheet attached hereto as Annex I (the “Term Sheet”).  The Company and Tontine will endeavor to enter into a commitment letter (a “Commitment Letter”) with respect to the Secured Senior Subordinated Notes by March 15, 2011, and to document and close the issuance of the Secured Senior Subordinated Notes on or before March 31, 2011.

1.  Intentions of the Parties.  This Letter of Intent constitutes only a preliminary, non-binding statement of the intentions of the parties, does not contain all matters upon which agreement must be reached for the Secured Senior Subordinated Notes to be issued and, except as specified in the last sentence of this paragraph, creates no legal or binding obligations on the part of any party hereto.  A binding commitment with respect to the Secured Senior Subordinated Notes will result only from the execution of a Commitment Letter or the Definitive Documents.  It is understood that (a) this Letter of Intent does not constitute an obligation or commitment of any party to enter into a Commitment Letter or the Definitive Agreements, and (b) any obligations or commitments to proceed with the Secured Senior Subordinated Notes shall be contained only in a Commitment Letter and the Definitive Documents.  Notwithstanding the foregoing, the provisions of paragraphs 2 through 7 hereof will be fully binding upon the execution hereof.

2.  No Third Party Beneficiaries.  This Letter of Intent shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied,

is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Letter of Intent.

3.  Entire Agreement.  This Letter of Intent constitutes the entire agreement of Tontine and the Company hereto with respect to the subject matter hereof and supersedes all other prior agreements and undertakings, both written and oral, among Tontine and the Company with respect to the subject matter hereof.

4.  Amendment.  This Letter of Intent may not be amended or modified except by an instrument in writing signed by, or on behalf of, Tontine and the Company.

5.  Counterparts.  This Letter of Intent may be executed and delivered (including by facsimile or electronic portable document format (PDF) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

6.  Governing Law.  This Letter of Intent shall be governed by, and construed in accordance with, the laws of the State of Indiana applicable to contracts executed in and to be performed in that State (without regard to conflicts of law provisions thereof).

7.  Costs and Expenses.  All costs and expenses incurred in connection with this Letter of Intent and the negotiation and documentation of a Commitment Letter and the Definitive Documents, and the transactions contemplated hereby and thereby shall be borne by the Company including, but not limited to, the costs and expenses of each party’s financial and legal advisors.  Without limitation of the foregoing, the Company shall be responsible for the payment of Tontine’s fees and expenses, regardless of whether the issuance of the Secured Senior Subordinated Notes pursuant to this Letter of Intent is consummated.

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If you agree to work with us toward a Commitment Letter and definitive Loan Documents in accordance with the terms set forth in this Letter of Intent and the Term Sheet, please indicate your acceptance by signing in the space provided below.

Very truly yours,

Tontine Capital Overseas Master Fund II, LP

By:	Tontine Asset Associates, LLC, its general partner
By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Title:	Managing Member

Agreed and accepted as of
the date first written above:

Patrick Industries, Inc.

By:	/s/ Todd M. Cleveland
Name:	Todd M. Cleveland
Title:	President and CEO

ANNEX I

TERM SHEET

SECURED SENIOR SUBORDINATED NOTES

Principal Amount:	Up to $8.0 million of Secured Senior Subordinated Notes (the “Notes”) of Patrick Industries, Inc. (the “Company”).

Lender:	Tontine Capital Overseas Master Fund II, LP or its affiliates (“Tontine”).

Maturity:	5 years from the date of issuance; no principal amortization prior to maturity.

Interest Rate:

The Notes will pay interest quarterly at a rate of (i) 10% per annum for the first 2 years after issuance and (ii) 13% per annum thereafter. Interest will be payable in cash or, at the Company’s option, a combination of cash and in kind by increasing the principal amount by the amount paid in kind; provided, however, at each interest payment date, the Company must pay interest in cash at a rate of at least (x) 7% per annum during the first 2 years after issuance and (y) 10% thereafter. The default rate of interest will be the interest rate then in effect plus 2%.

Prepayments:

The Company may prepay all or any portion of the Notes at any time at a price of 105% of par value during the first year after issuance, 104% of par value during the second year, 103% of par value during the third year and 100% of par value thereafter, in each case plus accrued and unpaid interest; provided, however, the Company may prepay up to 10% of the original principal amount of the Notes at a price of 101% of par value in each of the first three years after issuance.

Security:	The Notes will be secured by a second-priority security interest in all of the assets of the Company securing the Company’s new senior credit facility.

Covenants:	Financial covenants consistent with those in the Company’s new senior credit facility, with cushions where appropriate.

Closing Fee:	None.

Work Fee and Deposit:	None.

Collateral Management Fee:	None.

Warrants:	For every $1 million of original principal amount of the Notes, Tontine will receive 50,000 warrants, with a nominal exercise price and a term of 5 years.

Registration Rights:

The amended and restated registration rights agreement dated December 11, 2008 between the Company and certain Tontine affiliates will be amended to include as Registrable Securities the shares issuable upon exercise of the warrants.

Closing Conditions:	Successful refinancing of the Company’s existing senior credit facility, satisfactory legal documentation and other standard conditions.

Expenses:

Reimbursement of all of Tontine’s reasonable out-of-pocket expenses, including fees and expenses of legal counsel, in connection with the issuance of the Notes and related transactions, including the negotiation, preparation and performance of the transaction documents.